EXHIBIT 23.1

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated February 20, 2004, except for notes C and W, as to which the date is February 24, 2004 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in note V), with respect to the balance sheets of SCOLR Pharma, Inc. as of December 31, 2003, and the related statements of operations, stockholders’ equity and cash flow for each of the years in the two-year period ended December 31, 2003, which are incorporated by reference in this registration statement. We consent to the incorporation by reference in the registration statement of the aforementioned report and to the use of our name as it appears under the caption “Experts” in the prospectus.

/s/    GRANT THORNTON LLP

Seattle, Washington

March 14, 2005